



SECU 05042179 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2030
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Dalmolin 305-373-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Dalmolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CFO

Title



GEORGINA M. RUIZ
MY COMMISSION EXPIRES
May 9, 2007
#DD 199664
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Personally Known —
Produced I.D. ✓
I.D. Provided - U.S. Passport
#094112075

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of Global Securities Holdings, LLC)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Global Strategic Investments, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

We have audited the accompanying consolidated statement of financial condition of Global Strategic Investments, LLC (A Wholly-Owned Subsidiary of Global Securities Holdings, LLC) as of December 31, 2004, and the related consolidated statements of operations, changes in member's equity and cash flows for the six month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Strategic Investments, LLC (A Wholly-Owned Subsidiary of Global Securities Holdings, LLC) as of December 31, 2004, and the results of its operations and its cash flows for the six month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra LLP

Miami, Florida
March 4, 2005

www.mbafcpa.com

001 Brickell Bay Drive, 9th floor
liami, Florida 33131
el: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSET

CASH	$ 164,039
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	421,902
DEPOSITS WITH CLEARING ORGANIZATIONS	624,282
PROPERTY AND EQUIPMENT, NET	293,684
OTHER ASSETS	
Other receivables	66,515
Prepaids and other assets	87,764
Customer list	2,563,357
	$ 4,221,543

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 604,038
Payable to broker-dealers and clearing organizations	25,576
TOTAL LIABILITIES	629,614
MINORITY INTEREST	246,492
COMMITMENTS AND CONTINGENCIES (NOTES 7 and 9)	
MEMBER'S EQUITY	3,345,437
	$ 4,221,543

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

REVENUES	
Commissions and trading profits	$ 5,389,194
Interest and dividends	15,462
Miscellaneous revenue	184,596
TOTAL REVENUES	5,589,252
EXPENSES	
Commissions	3,308,285
Management fees, related party	124,773
Salaries	887,219
Clearing charges	184,610
Travel and entertainment	152,051
Quotations and research	112,136
Professional fees	236,313
Rent	260,172
Regulatory fees	30,009
Insurance	80,327
Depreciation and amortization	38,519
Communications	138,809
Other general and administrative	827,479
TOTAL EXPENSES	6,380,702
NET LOSS BEFORE MINORITY INTEREST IN NET LOSSES	(791,450)
MINORITY INTEREST IN NET LOSSES	299,955
NET LOSS	**$ (491,495)**

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

MEMBER'S EQUITY AS OF JULY 1, 2004	$ 3,180,281
Capital contributions	661,151
Capital withdrawals	(4,500)
Net loss	(491,495)
MEMBER'S EQUITY AS OF DECEMBER 31, 2004	$ 3,345,437

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (491,495)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	38,519
Minority interest in net losses of consolidated subsidiaries	(299,955)
Provision for losses on accounts receivable	529,923
Loss on sale of equipment	15,343
Changes in operating assets and liabilities	
Receivables from broker-dealers and clearing organizations	57,836
Deposits with clearing organizations	280,571
Other assets	618,907
Accounts payable and accrued liabilities	(600,606)
Payable to broker-dealers and clearing organizations	(123,877)
TOTAL ADJUSTMENTS	516,661
NET CASH PROVIDED BY OPERATING ACTIVITIES	25,166
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(45,531)
Acquisitions, net of cash acquired	(382,404)
NET CASH USED IN INVESTING ACTIVITIES	(427,935)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(4,500)
Member contributions	661,151
Advances from related parties, net	(89,843)
NET CASH PROVIDED BY FINANCING ACTIVITIES	566,808
NET INCREASE IN CASH AND CASH EQUIVALENTS	164,039
CASH AND CASH EQUIVALENTS – BEGINNING	-
CASH AND CASH EQUIVALENTS – ENDING	$ 164,039

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED JUNE 30, 2004

INFORMATION WITH RESPECT TO ACQUISITIONS ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING:

Fair value of assets acquired as a result of the exercise of the option (Note 2):		
Intangible asset – Customer list	$	502,011
Other assets acquired		119,897
Less fair value of Liabilities assumed		(81,657)
	$	540,251
Cash paid as a result of exercise of the option:		
Option purchase price	$	540,251
Acquired cash		(157,847)
	$	382,404

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Strategic Investments, LLC (the "Company"), a wholly owned subsidiary of Global Securities Holdings, LLC ("GSH"), is registered with the Securities and Exchange Commission (SEC) as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) became effective June 6, 2002.

Basis of Presentation

The consolidated financial statements include the accounts of Global Strategic Investments, LLC and its majority owned domestic and foreign subsidiaries in which the Company has a controlling interest (See Note 2). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation. The Company does not have any special purpose entities whose financial results are not included in the accompanying consolidated financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and the NASD. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Change in Fiscal Year

Effective July 1, 2004, the Company changed its fiscal year end from June 30th to December 31st. This change was effective for the six month period ended December 31, 2004.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

Property and Equipment, Net

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes as the taxable income or loss is reportable on the tax return of its member.

Other Assets

The Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Based on its most recent analysis, the Company believes that no impairment of its Customer List intangible asset exists as of December 31, 2004. (See Note 2)

NOTE 2. ACQUISITIONS

On June 9, 2004, the Company acquired 50%, 49% and 51% of the outstanding common stock of First Capital Securities Corp. ("FCSC"), Capital Asesoria Internacional, S.A. de C.V. ("CAI") and Capital Asesoria Patrimonial, S.A. de C.V. ("CAP"), respectively. FCSC is registered with the Securities and Exchange Commission as a broker-dealer and in November 2004 it moved its operations to Miami, Florida. CAI and CAP are two Mexican entities that serve as advisors and liaisons for FCSC and its customers. The accompanying consolidated financial statements include the results of FCAP, CAI and CAP as if the acquisition had taken place on July 1, 2004.

The combined purchase price for the three companies was $2,495,290 including approximately $245,000 of costs directly associated with the acquisition. The Company's parent financed the acquisitions by contributing shares of a related mutual fund valued at $1,070,000 to the Company and assuming the liability owed to the seller in the amount of $1,180,000 which bears interest at prime plus 1%. Of this liability $350,000 plus accrued interest was paid on December 5, 2004 and $830,000 plus accrued interest is due in June, 2005. The Company accounted for the purchase of the three entities in accordance with the purchase method of accounting. The excess of the purchase price over the recorded amount of the net assets purchased and liabilities assumed was assigned to a customer list intangible asset, which is not subject to amortization. The value assigned to the customer list was approximately $2,274,000. In accordance with the provisions of SFAS 142, the recorded amount of the customer list will be assessed for impairment on an annual basis.

On June 9, 2004, the shareholders of the Company closed on an agreement whereby one of the minority shareholders has the right to put to the Company ("Option Put") all the shares owned or held by him of CAI and CAP on the fifth anniversary of the date of the agreement. The price to be paid will be based on the revenues of CAP and CAI and FCSC prior to the date of the exercise of the Option Put. On June 9, 2004, the Company assigned to Global Finance Management Corporation ("GFM"), A British Virgin Island Company that is the 90% owner of GSH, all of the Company's liability and obligations with respect to the Option Put payments. The Option Put holder released the Company of all liability regarding the Option Put.

On August 2, 2004, the Company exercised an option (the "Option") to purchase an additional 10% of the shares of capital of FCSC and CAP and an additional 11% of CAI for $540,251. In order to finance the exercise of the option, the sole member contributed $325,000 on July 2004. In addition, on August 2, 2004, the Company contributed as additional capital, $230,603 and $215,606 to FCSC and to CAI respectively, in response to a capital call. As a result of the exercise of the Option, the Company recorded an additional amount to the customer list of approximately $289,000.

NOTE 2. ACQUISITIONS (CONTINUED)

On February 11, 2005, the Company exercised an option to purchase an additional 10% of the shares of capital of FCSC and CAP and CAI for $680,168. In order to finance the exercise of the option, the sole member contributed as additional capital $680,186 on February 11, 2005.

NOTE 3. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	First Capital Securities Corp. (Broker-Dealer)	Other	Total
Total assets	$ 553,350	$ 370,497	$ 923,847
Stockholders' Equity	$ 432,287	$ 187,623	$ 619,910
Net loss	$ 377,808	$ 375,649	$ 753,457

Stockholders' equity and the accounts of the subsidiaries are not included in the Company's computation of net capital.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2004:

Furniture and fixtures	$ 173,449
Leasehold improvements	106,556
Office equipment	205,141
	485,146
Less accumulated depreciation and amortization	(191,462)
	$ 293,684

Depreciation and amortization expense amounted to approximately $39,000 for the six months ended December 31, 2004.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company's "Net Capital" was $271,619 and the "Required Net Capital" was $100,000. At December 31, 2004, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 1.47 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company clears its proprietary and customers' transactions on a fully disclosed basis with Pershing LLC and Bear Sterns Securities Corp. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers. At December 31, 2004, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers.

NOTE 7. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2009. The Company has secured the office lease with a stand-by letter of credit for $47,000.

Rent expense for the six months ended December 31, 2004, was approximately $260,000. Approximate future minimum payments under the non-cancelable operating leases and service contracts as of December 31, 2004 are as follows:

2005	$ 159,000
2006	163,000
2007	168,000
2008	144,000
2009	1,000
	$ 635,000

NOTE 8. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs operating expenses for the Company in consideration of a management fee. At December 31, 2004, there were no amounts due to this management Company. For the six month period ended December 31, 2004, the Company incurred approximately $125,000 of management fees.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10. SUBSEQUENT EVENT

Subsequent to year end all of the shareholders of the FCSC notified the regulatory agencies of the desire to enter into an Asset Purchase Agreement, pursuant to which the Company would purchase all of the assets of FCSC in consideration for payment by the Company of $5,000 and the assumption of certain liabilities. The parties wish to close the transaction on April 1, 2005. FCSC will continue to exist as a registered broker-dealer under the name Edifice Capital, Inc. The Company intends to sell the shares of Edifice Capital, Inc. to a third party post-acquisition. If an interested purchaser is not found within ninety days, the Company may withdraw its registration as a broker-dealer.

SUPPLEMENTAL INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE
15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

CREDITS	
Member's equity	$ 3,345,437
TOTAL CREDITS	3,345,437
DEBITS	
Customer list and investment in subsidiaries	2,936,775
Property and equipment, net	86,707
Other assets	2,694
Guarantee through a stand-by letter of credit	47,000
TOTAL DEBITS	3,073,176
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	272,261
HAIRCUTS ON FOREIGN CURRENCY (COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1(f)	642
NET CAPITAL	271,619
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 62/3% OF AGGREGTE INDEBTEDNESS OF $398,419	100,000
EXCESS NET CAPITAL	**$ 171,619**
RATIO OF AGGREGATE INDEBTEDNESS	**1.47 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 360,430
Payable to broker-dealers and clearing organizations	7,062
Due to related parties	30,927
TOTAL AGGREGATE INDEBTEDNESS	**$ 398,419**

See report of independent certified public accountants.

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2004

NET CAPITAL PER COMPUTATION, ON PAGE 14	$ 271,619
Less audit adjustments:	
Accounts payable and accrued expenses	109,826
Payable to related party	30,927
Receivable from broker-dealers and clearing organizations	(6,150)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$ 406,222

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker-dealer, Pershing, LLC, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

SUBORDINATED LIABILITIES

As of December 31, 2004 and during the six month period then ended, the Company did not have any subordinated liabilities.

See report of independent certified public accountants.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Global Strategic Investments, LLC
(A Wholly-Owned Subsidiary of
Global Securities Holdings, LLC)

In planning and performing our audit of the financial statements and supplementary information of Global Strategic Investments, LLC (A Wholly-Owned Subsidiary of Global Securities Holdings, LLC) for the six month period ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mbafcpa.com

)01 Brickell Bay Drive, 9th floor
iami, Florida 33131
:l: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 4, 2005